UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38655

Farfetch Limited

(Exact name of registrant as specified in its charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Board Changes

On September 29, 2019, Frederic Court tendered his resignation to the Board of Directors (the “Board”) of Farfetch Limited (“the Company” or “Farfetch”) effective as of that date.

Following the full distribution of Advent’s Farfetch shares to its limited partners in May 2019, Mr. Court is stepping down in order to focus on the development and management of Felix Capital. Having been an early stage investor in Farfetch, Mr. Court has consistently supported the strategy and direction of the Company. He leaves with sincere thanks for all he has contributed to the Board, along with our best wishes for the future. Mr. Court’s resignation is not due to any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: September 30, 2019	By: /s/ James L. Maynard
James L. Maynard
General Counsel & EVP Group Legal